Third quarter 2011 results Jan Nooitgedagt CFO The Hague, November 10, 2011 Analyst & Investor presentation Exhibit 99.1

6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2011
2012
2013
2014
2015
2016
Old assumption
New assumption

AEGON

10-year US Treasury assumption
lowered to 4.75% from 5.25%
Grading from current yield to 4.75% in five
years
Five year average rate lowered by 90 bps
Old assumption 4.3%
New assumption 3.4% in line with 10-year
forward rate
Bond fund return lowered to 4% from 6%
for coming 5 years and 6% thereafter
Money market rates flat at 0.2% for
coming two years followed by a 3-year
grading to 3%
No change to long term credit spread
(graded over two years) or default
assumptions
Update of interest rate assumptions to reflect current environment
Assumed 10-year US Treasury rate
(Percentage)

Cost reduction of EUR 100 million from 2010 level
Majority of savings to be achieved in 2012
Restructuring charge of EUR 60 million in Q3 2011
Initiatives enacted:
Closing AEGON Bank’s office in Nieuwegein
Reduced project portfolio and external staffing
Transferred systems to European Data Center
Further reduction through:
Reduction of 300 FTE, mainly support functions
Reduce external staffing and sourcing
IT cost cutting
Lean thinking and process efficiencies
Reducing costs in Dutch insurance and banking businesses
Acceleration of cost reduction program and repositioning for the future
Operating expenses
(EUR million)
Life & Savings, Pensions, Non-life
Distribution and other

Underlying earnings
(USD million)

111
176
141
Q3 10
Q2 11
Q3 11

Net deposits
(USD billion)

1.5
1.5
4.8
Q3 10
Q2 11
Q3 11

Balances
(USD billion)

183
199
191
Q3 10
Q2 11
Q3 11

Employer Solutions & Pensions balances continue to increase
Innovation and customer service is the cornerstone of the pension growth strategy reflected by continued strong pension deposits due to higher takeover assets combined with low withdrawal rates of 10.6%
Stable Value Solutions balances amounted to USD 60 billion, balances are expected to be maintained at this level
Earnings remain level as Q3 2010 included a reserve release of USD 13 million
Successful VA sales of Retirement Income Max drive net deposits
Variable annuity earnings include a charge for updated policyholder behaviour of USD 12 million
Retail mutual fund platform well-positioned for further growth
Growth in US fee-based business offset by lower equity markets
Retail mutual funds Variable annuities Employer Solutions & Pensions 13

Impact lower interest rates and equity markets
Earnings on the in-force impacted by EUR 0.1 billion
Higher required capital of EUR 1.1 billion in the US
Operational free cash flows affected by interest rates and equity markets
Operational free cash flow development
(EUR million)
EUR million Q1 2011 Q2 2011 Q3 2011
Earnings on in-force 523 494 337
Return on free surplus 17 20 12
Release of required surplus
(1) 50 (687)
New business strain (275) (281) (340)
Operational free cash flow 264 283 (678)
Impact markets on required capital (1,075)
Operational free cash flow excluding market impact 397

Investments in new business increased as a result of higher pension and variable annuity deposits

18%
13%
11%
33%
22%
Cash/Treasuries/Agencies*
Corporates/banks*
Structured assets*
Mortgages
Other general account
Peripheral sovereigns
Peripheral banks
Peripheral RMBS
Peripheral corporates

Total exposure to peripheral European sovereigns 0.8% of general account
Exposure to Spain increased following the proportional inclusion of Caixa Sabadell
Vida assets
Corporate debt mainly related to defensive sectors, for example utilities
General account assets
(at fair value September 30, 2011 )
Limited exposure in general account to peripheral European countries
Peripheral European countries
(EUR million, at fair value September 30,
2011)
Sovereign Bank RMBS Corporate Total
Greece 2 9 - 26 37
Ireland 26 11 251 307 595
Italy 65 210 55 693 1,023
Portugal 9 25 54 80 168
Spain 985 416 873 788 3,062
Total 1,087 671 1,233 1,894 4,885
% GA 0.8% 0.5% 0.9% 1.3% 3.4%
* Excluding exposure to peripheral European countries
EUR
143
billion

Total excess capital of EUR 3.4 billion
Excess capital of EUR 2.2 billion in operating units, increase mainly driven by fair value movements in the guarantees in the Netherlands
Holding excess capital of EUR 1.2 billion, above targeted EUR 900 million
Positive effect Transamerica Reinsurance sale of EUR 1.1 billion on excess capital offset by negative impact of low interest rates on required capital in the US
Strong IGD ratio of ~190%
Continued strong excess capital position
Holding excess capital development Q3 2011
(EUR billion)
Excess
capital
Q2 2011
Distributions
to holding
Investments in
operating units
Holding and other* Excess
capital
Q3 2011
1.0 0.3 (0.1) 0.1 1.2
*  Holding expenses and interest payments offset by taxes received

Release of capital following the divestment of life reinsurance activities and lower institutional spread-based balances
Current capital allocated to run-off businesses of EUR 2.1 billion
Return on capital of run-off businesses of 1.6% YTD
Capital intensive run-off businesses negatively impact return on equity
Capital allocated to run-off businesses is included in RoE calculations, but run-off earnings are not
Release of capital from run-off businesses
Allocated capital to run-off businesses
(EUR billion)
Run-off period Q2 2011 Q3 2011 2015E
Payout annuities > 20 years
0.2 0.2
0.3
Institutional spread-based business ~ 5 years
0.6 0.6
0.1
BOLI/COLI > 10 years 0.4 0.4 0.4
Life reinsurance ~ 15 years
1.7 0.9
0.7
2.9 2.1
1.6

General account investments roll-forward
General account investment roll-forward
EUR billion Americas The Netherlands United Kingdom New Markets
Opening balance June 30, 2011 84.0 36.8 8.8 2.8
Net in- and outflow (0.9) 1.1 (0.0) 0.6
Unrealized / realized results 1.9 0.4  0.3 (0.0)
Foreign exchange 6.4 0.0 0.4 (0.0)
Closing balance September 30, 2011 91.4 38.3 9.5 3.4
Outflows in the Americas as a result of divestment of Life Reinsurance, outflows of
Institutional spread-based balances and fixed annuities as the product is de-emphasized

Impairments by asset class
AEGON general account investments
Q3 2011 impairments / (recoveries) by country unit - IFRS basis (pre-DAC, pre-tax)
EUR millions Americas NL UK New Markets Total
ABS – Housing - - - - -
ABS – Non-housing (0) - - - (0)
CMBS 0 - - - 0
RMBS 64 - - - 64
Subtotal structured assets 64 - - - 64
Corporate – private 7 - - - 7
Corporate – public (0) 0 21 0 21
Subtotal corporate 7 0 21 0 28
Sovereign debt - - - - -
Residential mortgage loans - 5 - 28                   33
Commercial mortgage loans 6 - - - 6
Subtotal mortgage loans 6 5 - 28 39
Commercial paper - - - - -
Total credit impairments 77 5 21 28 131
Common equity impairments 4 1 - - 5
Total 81 6 21 28 136

CML net impairments
(USD million)**

23
27
6
0
9
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

Weighted average loan-to-value by property type ***
(%)

80
70
60
50
40
30
20
10
0
Apartment $2.0B
Industrial $1.8B
Office $3.3B
Retail $2.3B
Other commercial $1.0B
Agricultural $0.5B
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
9/30/2011

USD 10.9 billion commercial mortgage loan portfolio*
Sound debt service coverage ratio of 1.7
Average LTV of 65%
Own origination
Commercial mortgage loans
* Includes commercial mortgage loans, agriculture loans, and mortgage loan originated bond portfolios
**  Included in overall impairments
*** IFRS Carrying Values as  of September 30, 2011
NOTE:  Other commercial includes
B notes, Mezz, Participation, and
other commercial loans.

Actual income tax can deviate from the nominal tax rate, amongst others due to:
Tax exempt income
Tax credits
Valuation allowances for tax losses
Americas actual income tax mainly impacted by:
Tax benefit of EUR 46 million due to utilization of tax losses for which previously no deferred tax asset was recognized
Tax loss related to cross border reinsurance transaction of EUR 17 million
Reconciliation of effective tax rate Q3 2011
Reconciliation of effective tax rate Q3 2011
EUR million Americas The Netherlands United Kingdom New Markets/ Holdings Total
Income before tax
(2) 86 (13) (87) (16)
Nominal tax rate
35.00% 1 25.00% (22) 26.50% 3 25.00% 23 5
Actual income tax
72 (23) 13 14 76
Net income
70 63 (0) (73) 60
Cross border intercompany reinsurance
Policyholder tax UK (offsetting)
Other items

Cautionary note regarding non-GAAP measures
This document includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 "Segment information" of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON's primary financial statements and should not be viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s
Embedded Value Report dated May 12, 2011 for an explanation of how we define and calculate value of new business. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.
Local currencies and constant currency exchange rates
This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.
Forward-looking statements
The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:
changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
changes in the performance of financial markets, including emerging markets, such as with regard to:
the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
the frequency and severity of insured loss events;
changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;
changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
acts of God, acts of terrorism, acts of war and pandemics;
changes in the policies of central banks and/or governments;
lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;
lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;
the effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;
litigation or regulatory action that could require us to pay significant damages or change the way we do business;
customer responsiveness to both new products and distribution channels;
competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.
Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual
Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Disclaimer